EXHIBIT 99.1 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company
Cambridge Antibody Technology


2) Name of shareholder having a major interest
Wellington Management Company, LLP


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Non Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Interests held in various accounts (the "Accounts") for which Wellington Management Company acts as a discretionary investment manager - names of the Accounts not disclosed.


5)   Number of shares/amount of stock acquired 612,283


6)   Percentage of issued class 1.68%


7)   Number of shares/amount of stock disposed Nil


8)   Percentage of issued class Nil


9)   Class of security Ordinary 10p shares


10)  Date of transaction Not disclosed


11)  Date company informed 31 March 2003

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12)  Total holding following this notification 1,762,336


13)  Total percentage holding of issued class following this notification 4.85%


14)  Any additional information None


15)  Name of contact and telephone number for queries Diane Mellett


16) Name and signature of authorised company official responsible for making this notification


Diane Mellett Company Secretary

     Date of notification 1 April 2003